Exhibit 99.52

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

DHX Media Ltd. (the “Company” or “DHX”)
1478 Queen Street

Halifax, NS B3J 2H7

Item 2	Date of Material Change

October 29, 2013

Item 3	News Release

News releases disclosing the material change were disseminated through Canada NewsWire and filed on SEDAR on October 29, 2013

Item 4	Summary of Material Change

The Company announced an offering of 9,725,000 common shares (the “Common Shares”) for aggregate gross proceeds of $35,010,000 on a bought deal basis (the “Offering”).

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company has reached an agreement with a syndicate of underwriters led by Canaccord Genuity Corp. (collectively, the "Underwriters") to purchase, on a bought deal basis, 9,725,000 common shares of the Company at a price of$3.60 per Common Share. In addition, DHX has granted to the Underwriters an over allotment option exercisable at any time up to 30 days after closing of the Offering to acquire up to an additional 1,458,750 Common Shares of the Company. In the event that the over-allotment option is exercised in full, the aggregate gross proceeds of the Offering will be approximately $40.3 million.

The net proceeds from the Offering (after deducting the underwriters' fees and Offering expenses) will be used to reduce indebtedness, to fund future acquisitions, and for general corporate and working capital purposes.

The Common Shares will be offered by way of a short form prospectus to be filed with the securities commissions and other similar regulatory authorities in each of the provinces of Canada pursuant to National Instrument 44-101 - Short Form Prospectus Distributions.

Closing of the Offering is currently expected to take place on November 19, 2013 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

This report may contain forward-looking statements that reflect the current expectations of management of DHX about DHX's future results, performance, achievements, prospects and opportunities. Wherever possible, words such as “continue”, "may", "will", "estimate", "anticipate", "believe", "expect", "intend" and similar expressions have been used to identify these forward-looking statements. These statements include, without limitation, statements regarding the expected use of proceeds of the Offering and the expected closing date of the Offering, and reflect current beliefs and are based on information currently available to management of DHX. Forward-looking statements necessarily involve known and unknown risks and uncertainties. A number of factors, including those discussed in the Risk Management section of DHX’s management’s discussion and analysis of results of operations and financial condition of DHX for the year ended June 30, 2013, in DHX’s management’s discussion and analysis of the results of the operations and financial condition of DHX for the year ended June 30, 2013, and in the “Risks” section of DHX’s annual information form in respect of the year ended June 30, 2013, could cause actual results, performance, achievements, prospects or opportunities to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and a reader should not place undue reliance on the forward-looking statements. There can be no assurance that the expectations of management of DHX will prove to be correct. Readers are cautioned that such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from these statements. DHX can give no assurance that actual results will be consistent with these forward-looking statements.

5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8	Executive Officer

For further information, please contact David A. Regan - EVP, Corporate Development & IR, at (902) 423-0260

Item 9	Date of Report

November 1, 2013